

RosBusinessConsulting

Securities and Exchange Commission
File No: 82-34864

05.06.2006



Dear Sirs,

Please find attached the following document of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'RBC delivers strong start to 2006 with excellent sales in first quarter'.

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: (095) 363-11-11, 363-11-22; fax: (095) 363-11-25.
Internet: http://www.rbc.ru



RosBusinessConsulting

RBC delivers strong start to 2006 with excellent sales in first quarter

Business highlights

- *RBC's total revenue is up 46% in the first quarter of 2006 to $28.3m, compared to $19.4m in 2005 primarily due to dynamic growth of the media business and IT-acquisitions*
- *RBC enters the print media segment and launches a monthly business magazine*
- *The company expands to the Ukrainian media market by establishing a news agency in Kyiv*
- *RBC reiterates its forecast for 2006: total revenue is expected to reach about $170-178m (including the contribution from Helios Computer and ASKO-TBS Consulting).*

Revenue for the 1st quarter 2006

$'000 000	*1st quarter 2006*[1]	*1st quarter 2005*[1]	*Growth (%)*
Media Services	11.8	8.7	36%
RBC TV	6.3	4.8	31%
IT Services	10.2	5.9	73%
Total revenue	**28.3**	**19.4**	46%

Moscow, June 5, 2006 – Commenting on the preliminary financial results for the 1st quarter of 2006 published by RBC Information Systems (**RTS, MICEX: RBCI**) today, RBC Chairman and CEO German Kaplun said: "We are pleased with the strong start of RBC in the first quarter of 2006. Impressive revenue growth of 46% was achieved thanks to the efficiency of RBC's business model, solid growth of the core business as well as through the contribution of the IT acquisitions, fuelled by macroeconomic expansion in the country. The company began the year with the launch of two strategically important projects - RBC entered the Russian print media segment and branched out to the lucrative Ukrainian media market. We are optimistic about 2006 and see our key priorities in strengthening RBC's leadership in Internet advertising, enhancing RBC TV's penetration among the target audience and gaining a larger market share in the print media segment this year. The company plans to achieve these objectives by developing its own start-up projects and making value-accretive acquisitions."

Revenue. The company's total revenue for the first quarter of 2006 advanced 46% compared to the corresponding period of 2005 and reached $28.3m. The increase was brought about by the growing popularity of RBC's media resources among its target audience due to the quality information provided as well as the company's strong brand recognition. This allowed RBC to continue broadening its client base while charging premium rates for Internet advertising. Revenue growth in the IT field was supported by the strengthening of the company's position

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[1] Based on management accounts in accordance with IFRS (unaudited).

in the system integration and IT-consulting segments thanks to the recent IT acquisitions. In the total 1Q2006 revenue mix 42% was contributed by the media business (Internet advertising, print media publications, marketing communications and information services), 22% came from RBC TV and 36% - from the IT business (general and offshore programming, system integration and IT-consulting).

Media Services. Total revenue from Media Services rose 36% from $8.7m in the first quarter of 2005 to $11.8m in 2006. RBC's media business outpaced the growth of the Russian advertising market, which added 23% in the reported period, according to the Association of Communication Agencies of Russia (ACAR). The substantial growth was driven by the expansion of the company's audience, high advertising capacity utilization of its Internet resources and synergies among RBC's media-resources. Additionally, in April 2006, RBC increased advertising rates on its web sites by 18% on average and intends to lift them again by another 18% in September 2006.

In March 2006, the company launched a monthly business magazine entitled RBC with a circulation of 75,000 copies in order to further develop a multi-channel delivery for its content and expand operations to the print media, which is the second largest media segment in Russia. The business model of the magazine is based on revenue from advertising and subscription. The first results of the project demonstrated high demand for advertising from existing clients. Additionally, RBC gained access to a new niche of advertisers, such as luxury goods producers, manufacturers of branded alcohol, tobacco, clothing and accessories.

Following the company's strategy of expansion to the countries with the potentially attractive media markets, RBC established the RBC Ukraine information agency (www.rbc.ua). RBC Ukraine is a source of information on economic and relevant political and social events in Ukraine and the rest of the world. Gradually, RBC will introduce to the Ukrainian market other Internet projects, which are successful in Russia. RBC expects a significant synergetic effect by bringing its own technology and software to the Ukrainian project, as well as its unique managerial skills and experience in the implementation of high-quality information projects. The information portal has proved successful and is quickly gaining audience, which exceeded 500,000 unique visitors per month in the period from March to May 2006. According to public ratings, www.rbc.ua is already among the top three Internet resources in Ukraine dedicated to the business and financial news.

RBC TV's revenue went up 31% and reached $6.3m compared to $4.8m in the first quarter of 2005. The significant growth was driven by the expansion of the client base to over 200 advertisers, along with the growth of the sell out ratio, provided that the average volume of advertising contracts on TV is considerably larger than on the Internet.

IT Services reported a 73% revenue increase from $5.9m in the first quarter of 2005 to $10.2m in 2006. The growth was secured by the acquired Helios Computer and ASKO-TBS Consulting ($4.7m), while the revenue of the core IT-business was slightly smaller than in the first quarter of 2005. It was caused by the rising number of large-scale IT-contracts and, as a result, the

increased seasonality of the business, with clients' payments traditionally shifting towards the end of the year.

In the reported period, RBC won a tender financed by the loan of the World Bank for the training of regional and municipal officials of the Russian Finance Ministry. Additionally, the company completed several large projects, including those for the Russian State Library, the General Prosecution Office of Russia and the Russian State Customs Committee. The new IT-clients of the company include Vnesheconombank, Unilever CIS, Severstal-Auto and several leasing companies, such as Scania Leasing, Probusinessleasing and Interleasing-Farm. RBC also signed a partner agreement with ORACLE to jointly provide services to large Russian corporate clients under the Oracle Direct program.

Outlook for 2006. Based on the solid first quarter results as well as an optimistic macroeconomic forecast and positive anticipations about the media and IT markets in Russia, RBC reiterates its previous outlook for 2006. The company is estimated to generate total revenue of about $170m - $178m. This figure is expected to consist of about $90m - $95m from Media Services (including about $30m - $35m from RBC TV) and around $75m - $80m from IT Services (including approximately $40m - $45m from Helios Computer and ASKO-TBS Consulting).

Cautionary note regarding forward-looking statements

Some of the information in this press release may contain statements of future expectations and other forward-looking statements. These expectations are based on the management's current views and assumptions, and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's latest Annual Report on www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this document.

Investor contact: Natalia Makeeva
Tel: + 7 (495) 363 1111,
E-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com